FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2004 (August 12, 2004)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

Ansell Limited Full Year Results 30 June 2004 Chief Executive Officer

Doug Tough -

Ansell

Annual Scorecard

Achievements

- Met Market Commitments
- Smooth CEO transition
- Seeding for sales growth
  - US GPO Contracts Won
  - Emerging markets
- Operational improvements
  - World Class Safety
  - Launched Six Sigma
  - Further cost reductions
  - Higher ROA, ROE
- Total Shareholder Return (TSR) - Dividends, Share Price

Challenges

- Organic sales growth disappointing
  - US Surgical Recovery
  - UK sales (all divisions)
- Impact of Latex costs
- Condom competitiveness
- Exam Glove Positioning

% Change +4.4 +11.2 +21.8 +72.0 +77.7 +46.4 +18.2 F’04 US$M 791.9 104.1 93.7 50.4 27.9 39.1 13.0 F’04 Financial Results F’03 US$M 758.7 93.6 76.9 29.3 15.7 26.7 11.0 HealthCare Ansell Ltd.

Sales EBITA i i Attributable Profit Earnings Per Share Dividends Declared

Ansell

Regional Commentary

Americas:

- Slow Surgical recovery, exam pricing
- 5 New GPO Contracts Signed
- Solution Selling generating sales
- Partnership programs / Verticals

Europe/ME/Africa:

- Price Pressure due to Strong Euro
- AVP Program Providing Opportunities
- Move to Branded Surgical Gloves
- Broad UK sales issues

Asia Pacific:

- Strong Results Across Region
- Surgical PF Changeover Moving Ahead
- Australia has highest per capita usage of HyFlex ® in the world
- Condom Tender Results Strong in F'04



SALES = $792 (+4%)
EBITA = $104 (+11%)
+1%
AM
387
+5%
EUR
285
+17%
AP
120
AM
46
-2%
EUR
29
+12%
AP
29
+40%

F'04 by Region

% = Change Year on Year

Ansell

Segment Commentary

Occupational:

- Strong HyFlex® Growth (vol +19%)
- Continued Margin gains: (positive sales mix, outsourcing and knitted plant savings)
- Solution Selling/AVP gaining ground

Professional:

- Surgical PF Conversion Continues
- Lower EBITA: Latex costs, negative sales mix, exam pricing, restructuring costs – offset plant savings.

Consumer:

- Household glove sales lower
  (de-stocking before new Foamlined)
- Retail Market Competitive Pressures
- Plant cost savings offset by increased investment in Marketing & Selling



SALES = $792 (+4%)
EBITA = $104 (+11%)
OCC
388
+6%
PROF
272
+2%
CON
132
+5%
OCC
53
+43%
PROF
29
-9%
CON
22
-10%

F'04 by Business

% = Change Year on Year

What Do I See After 100 days With Ansell Successful, loyal, committed and proud organisation Numerous entities (business, geography) all important Powerful Cash Generator Efficient and Effective Supply Chain Internally good in most functions but needs to be better Diverse, supportive Board New senior team, talented, hungry, professional Company that needs to be fast and disciplined getting to next level i i i i i i i i

Ansell’s Key Objectives No. 1 to Achieve F’05 Forecast Leverage Financial Strength To Develop a Growth Strategy for F’06 and Beyond F’04 Base i i i Methodology:

Consumer FHP Partnership Recover in UK Tenders Professional GPO contracts Emerging markets Expansion Solidify strong position Growth Opportunities Occupational Solution AVP SafetyNet™ Sumitomo JV / Japan selling -Americas Europe Asia Pacific

Ansell’s Key Objectives No. 1 to Achieve F’05 Forecast Leverage Financial Strength To Develop a Growth Strategy for F’06 and Beyond F’04 Base i i i Methodology:

Rustom Jilla Chief Financial Officer Financial Results

• % +4.4 +21.8 +72.0 pts pts Change +470 +250 non-recurring F’04 791.9 93.7 15.2 11.9 14.8 1.4 50.4 40.5% 6.4% 9.5X and write-offs US$4.9M) FITB

• F’03 758.7 76.9 14.8 15.5 15.8 1.5 29.3 3.9% 6.4X US

• 35.8% F’04 of Loss $2.3M, US$1.6M

• (F’03 and

• US$4.9M

• Profit restructuring Sales US$1.2M) included

• F’04 Sales : Tax Healthcare F’04

• Borrowings : F’04 Cover after

• Attributable Margin Attributable $3.6M, and

• EBITA Profit EBITA (F’03 F’03

• US$M Sales Goodwill Interest Tax Minorities Gross Profit Interest i

EBITA * * -4 +2 +10 +6 -3 -3

F’04 Key Performance “movers” Sales +14 +4 -4 *

Exam pricing FX offset higher Latex costs Knitted plant and outsourcing savings Professional plant improvements Condom Marketing & Selling Healthcare restructuring (US) US$M HyFlex Condom tenders * Not disclosed

Charged Against EBITA investment Write Down $0.7M (to Market ($5.2M)

Non-Recurring & Legacy Items Massillon Equipment $5.3M H1 a share H1) Compensation costs from GNB/Exide US Property Valuation $0.9M H2 Workers’

Non Cash Property & Equipment Write Downs $6.2M: - - Non Cash Ambri Price of Sales Tax Refunds Re Discontinued Businesses $12.4M Legacy Expenses & Provisions $6.7M - * All numbers in US$M

Net Total Cost $1.2M – i i i i

F’04 156.9 202.1 (27.9) 138.4 171.8 641.3 82.2 559.1 12.8 14.0 8.8 F’04 Balance Sheet F’03 175.3 216.4 (8.6) 134.0 170.2 687.3 124.2 563.1 18.1 11.7 5.6 Net Debt & Equity) Funds * US$M Fixed Assets Goodwill & Intangibles Other Assets/Liabilities Investment in SPT Working Capital Net Operating Assets Net Debt Shareholders’ Gearing        % (Net Debt: ROA        % ROE        % *F’04 ROA excluding SPT is 18.0% (up from 14.9%)

Ansell

South Pacific Tyres

- SPT's Results for F'04 are significantly better - but below 2001 restructure plan expectations.
- Ansell expects to retain investment till the end of the option period.
- Carrying Value is based on future trading expectations and therefore not guaranteed.
- Carrying Value will be reviewed and adjusted if necessary each half.
- Current Net Book (Carrying) Value

	A$M
• Investment	138
• Loan (including accrued interest)	64
	202

- Options Structure
  - Ansell can put to Goodyear from August 2005 to August 2006
  - Goodyear can call from September 2006 to February 2007

F’04 113.0 (1.6) (11.3) (9.8) 90.3 (14.0) (47.9) (21.9) 35.5* 42.0 F’03 98.9 0.2 (5.0) (9.1) 85.0 (17.5) (4.8) (1.0) 21.2 82.9

Cash Flow

Operating EBITDA Working Capital Tax Paid Capital Expenditure Free Cash Flow Interest Paid (Net) Share Buy Back Dividends Other Reduction in Net Debt receivables and FX movements

US$M Interest Cover F’03 6.4X and F’04 9.5X *Includes proceeds from sales tax refunds, property sales, collections from non-trade

Ansell

Capital Management … Driving TSR

Progress made

- Higher profits and strong cash generation lowering NIBD
- Good progress on legacy "overhang"
- Dividends resurrected for F'03 and increased 18% in F'04
- 9.9 million shares purchased in F'04 under on-market buyback
- Corporate governance progressed; internal audit, code of conduct, management alignment

Next steps

- Return surplus cash through off-market buyback
  - Steps: Obtain approval at AGM, ATO ruling, ASIC relief, purchase around 17 million shares in F'05 H1
  - Benefits: Capital structure, ROE and EPS, TSR, Fairness
- Aim to maintain and steadily grow dividends
- Seek to maintain investment grade financial profile

Doug Tough Chief Executive Officer Wrap Up

Go Forward Share/Value

Numerous avenues Occupational continue revitalisation Restoration Plan for Professional/Consumer Organic Geographical External –Continue Track Record of Performance Delivery, TSR Solidify New Senior Team Re Culture/Accountability Expectations Deliver Base Growth –—- Raise Team to Next Performance Level of Operational Excellence Develop Mid & Longer Term Plan Establish Platform for Future Growth among compelling opportunities—- -i i i i i i

• Segment Growth +10% +11% +11% grow

• 9 9

• Commitments to

• Market Commitment Actual 94 104 year F’05: >77 >92 >103 115 multi – Forecast

• Meeting a F’01

• made from we 50%

• 2002, EBITA US$            F’02 F’03 F’04 F’05 In i

ANSELL LIMITED

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED (Registrant)

By:	/s/ DAVID M. GRAHAM

Name:	DAVID M. GRAHAM

Title:	GROUP TREASURER

Date: August 12, 2004